Filed by Guidant Corporation
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                     under the Securities Exchange Act of 1934

                                          Subject Company: Guidant Corporation
                                               Commission File No.: 333-131608


Boston Scientific and Guidant Corporation have filed a preliminary prospectus/proxy statement with the SEC in connection with the proposed transaction. This material is not a substitute for the preliminary prospectus/proxy statement Boston Scientific and Guidant Corporation have filed with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read the preliminary prospectus/proxy statement and any other relevant documents, when available, which will contain important information about the proposed transaction. The preliminary prospectus/proxy statement and other documents filed or to be filed by Boston Scientific and Guidant Corporation with the SEC are or will be available free of charge at the SEC's website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations; or from Guidant Corporation by directing a request to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129, Attention: Investor Relations.

Boston Scientific, Guidant Corporation, and their respective directors, executive officers and other employees may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about Boston Scientific's directors and executive officers is available in Boston Scientific's proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders; and information about Guidant Corporation's directors and executive officers is available in Guidant's most recent filing on Form 10-K. Additional information about the interests of potential participants is included in the preliminary prospectus/proxy statement referred to above.

Attached is a message sent to all Guidant employees on March 21, 2006.

                                      # # #

March 21, 2006

Dear Guidant Employee:

The Guidant Independent Panel, chaired by Dr. Robert J. Myerburg, Professor of Medicine and Physiology at the University of Miami, delivered its Report on findings and recommendations regarding surveillance and communications surrounding the performance and safety of life-sustaining implantable devices. The report was presented to Guidant's Board of Directors on Monday. The entire Report is available on Guidant's website today at http://www.guidant.com/panel/.

We are grateful to the Panel for its hard work on this complex issue. The Panel's report provides our company and our industry with a blueprint for improving and enhancing the way we investigate, interpret and communicate product performance and safety. We endorse and embrace the Panel's view that there should be greater transparency between manufacturers and the physicians and patients who depend on their devices. We expect that our company will be the leader for our industry in addressing this crucial issue.

The Panel recognized in its report that `the function and reliability of products manufactured by the CRM business have made it a respected leader in its industry'. At the same time, the Panel found that our systems for evaluating and communicating about postmarket product reliability need improvement to meet expectations of physicians and patients in the current environment.

We have already begun to implement changes to enhance communications, including providing enhanced information through the expanded Product Performance Report we now make available to physicians and patients on our website.

As an immediate response to one of the Panel's major recommendations, we are actively recruiting for the newly created position of Chief Medical and Patient Safety Officer at CRM, a physician who will be responsible for overseeing all patient safety issues.

These issues are not unique to Guidant, and we hope that the Panel's recommendations will be helpful to others in our industry who want to enhance and improve their evaluation and communications procedures. We are already working with Boston Scientific to support a smooth transition for the recommendations after the merger.

The men and women of Guidant are conscientious professionals of the highest integrity, pride and ability. Nothing is more important to all of us than keeping and maintaining the trust of the public and physicians. We appreciate your continuing support in going forward as we intend to continue our decades-long tradition of innovation and commitment to quality.

James M. Cornelius
Chairman of the Board and Chief Executive Officer

Boston Scientific and Guidant Corporation have filed a preliminary prospectus/proxy statement with the SEC in connection with the proposed transaction. This material is not a substitute for the preliminary prospectus/proxy statement Boston Scientific and Guidant Corporation have filed with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read the preliminary prospectus/proxy statement and any other relevant documents, when available, which will contain important information about the proposed transaction. The preliminary prospectus/proxy statement and other documents filed or to be filed by Boston Scientific and Guidant Corporation with the SEC are or will be available free of charge at the SEC's website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations; or from Guidant Corporation by directing a request to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129, Attention: Investor Relations.

Boston Scientific, Guidant Corporation, and their respective directors, executive officers and other employees may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about Boston Scientific's directors and executive officers is available in Boston Scientific's proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders; and information about Guidant Corporation's directors and executive officers is available in Guidant's most recent filing on Form 10-K. Additional information about the interests of potential participants is included in the preliminary prospectus/proxy statement referred to above.